

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2010

Dirk A. Montgomery
Chief Financial Officer
OSI Restaurant Partners, LLC
2202 North West Shore Boulevard, Suite 500
Tampa, Florida 33607

Re: OSI Restaurant Partners, LLC
Form 10-K for Fiscal Year Ended December 31, 2009
Filed on March 31, 2010
File No. 001-15935

Dear Mr. Montgomery:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 47

1.   We note that you discuss certain factors to which changes are attributable, but you do not quantify some of these factors. For example, you state that the 2009 decrease in restaurant sales was primarily attributable to decreases in sales volume, the closing of 34 restaurants and was partially offset by additional revenues of approximately $17.5 million from the opening of 12 new restaurants in 2009, but you do not quantify each of the different factors. In future filings, please ensure that all material factors are analyzed and quantified to the extent practicable.

Critical Accounting Policies and Estimates

Goodwill and indefinite Lived Intangible Assets, page 76

2.   Please explain why the weighted–average cost of capital and the annual revenue growth rate assumptions used to derive the fair value estimates for impairment testing purposes differ for goodwill and trade names.

Item 8. Financial Statements and Supplementary Data

Note 4. Stock-Based and Deferred Compensation Plans, page 107

3.   We note that the Equity Plan contains a call provision that allows KHI to repurchase all shares purchased through exercise of stock options upon termination of employment at the lower of exercise cost or fair market value, depending on the circumstance of termination of employment, at any time prior to the earlier of an initial public offering or a change of control, and as a result of this call provision, the Company historically had not recorded any compensation expense relating to stock options. Please tell us your basis for not recording any compensation expense. Please cite any accounting literature that you relied upon.

4.   We that the Company's new chief executive officer was granted 4,350,000 stock options, and that the stock option agreement provides that KHI can repurchase all shares purchased through exercise of stock options upon termination of employment at fair market value. You also state that in accordance with accounting for stock-based compensation, this form of the call provision does not preclude the Company from recording compensation expense during the vesting period. Please clarify for us how this provision in the stock option agreement for your new CEO is different from the provision contained in other stock option agreements as noted in the comment above.

Note 19. Commitments and Contingencies

Litigation and Other Matters, page 148

5.   We note that in March 2008 you received a proposed assessment of employment taxes from the Internal Revenue Service (IRS). We further note your belief that should the IRS examiner's position be sustained, that the additional employment taxes and other amounts that would be assessed would be material. Please revise future filings to disclose the amount of the assessment proposed by the IRS and the amount or range of amounts that are reasonably likely of being incurred.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief